Press Release

InBev nv/sa

Brussels, June 9, 2006 - 1/1

InBev closes acquisition of Fujian Sedrin Brewery in China

InBev (Euronext: INB) is pleased to announce the completion of its acquisition of Fujian Sedrin Brewery Co. Ltd. ("Fujian Sedrin") in China, ahead of the originally anticipated completion date of end 2006. With all the necessary regulatory approvals obtained, InBev Sedrin, a wholly foreign owned enterprise (WFOE), has now been duly established. InBev paid RMB 5,886 million (equivalent to euro 614 million*) for a 100% stake in Fujian Sedrin. The acquisition further consolidates InBev's leadership position in southeast China.

The accelerated closing of this transaction allows the InBev group to realize the benefits from synergies earlier than originally anticipated.
Combined with InBev's existing operations in China, this transaction positions InBev as one of the largest brewers in China with 36 million hl volumes sold in 2005 and a leading presence in the affluent southeastern part of China.

InBev China has operations in 8 provinces: Guangdong, Hebei, Hubei, Hunan, Jiangsu, Zhejiang, Fujian and Jiangxi. With this acquisition, the Sedrin® brand becomes InBev's fifth largest brand globally by volume.



About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel: +32 16 27 67 11
Fax: +32 16 50 65 72
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
Fax: +32 16 50 62 43
E-mail: philip.ludwig@inbev.com

dlw 6/22

* *Based on hedged exchange rate of approximately RMB/euro 9.57*

InBev rondt de overname af van Fujian Sedrin Brewery in China

InBev (Euronext: INB) kondigt aan dat ze de overname van Fujian Sedrin Brewery Co. Ltd. ('Fujian Sedrin') in China sneller dan aanvankelijk verwacht (eind 2006) heeft afgerond. Nu alle vereiste vergunningen zijn verkregen, is InBev Sedrin volledig gevestigd als 'wholly foreign owned enterprise' (WFOE). InBev betaalde RMB 5.886 miljoen (d.i. EUR 614 miljoen*) voor een aandeel van 100% in Fujian Sedrin. Met deze overname versterkt InBev haar leidinggevende positie verder in Zuidoost-China.

Dankzij de versnelde afronding van deze transactie kan de groep InBev sneller dan aanvankelijk gepland voordelen halen uit synergieën.
In combinatie met haar bestaande activiteiten in China wordt InBev met deze transactie een van de grootste brouwers in China met 36 miljoen hl verkochte volumes in 2005 en een leidinggevende positie in het welvarende Zuidoost-China.

InBev China is actief in 8 provincies: Guangdong, Hebei, Hubei, Hunan, Jiangsu, Zhejiang, Fujian en Jiangxi. Met deze overname wordt het merk Sedrin® wereldwijd het op vier na grootste InBev-merk op basis van volume.

Over InBev
InBev is een beursgenoteerd bedrijf (Euronext: INB) met hoofdzetel in Leuven, België. Het bedrijf, waarvan de oorsprong teruggaat tot 1366, is vandaag de grootste brouwer ter wereld in volume. De strategie van InBev bestaat erin haar lokale platformen te versterken door belangrijke posities uit te bouwen in de belangrijkste biermarkten ter wereld. Dit wordt gerealiseerd door interne groei, maximale efficiëntie, gerichte externe groei en door de consument op de eerste plaats te zetten. InBev heeft een portfolio van meer dan 200 merken, waaronder Stella Artois®, Brahma®, Beck's®, Leffe® en Skol® - het derde beste verkopende bier wereldwijd. InBev stelt ongeveer 77.000 mensen te werk en heeft activiteiten in meer dan 30 landen in Amerika, Europa en Azië. In 2005 realiseerde InBev opbrengsten van 11,7 miljard euro. Bezoek voor meer informatie onze website www.InBev.com.

Contactpersonen

Marianne Amssoms
VP Corporate External Communications
Tel: +32 16 27 67 11
Fax: +32 16 50 65-72
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
Fax: +32 16 50 62 43
E-mail: philip.ludwig@inbev.com

* *Op basis van een gedekte wisselkoers van ongeveer RMB/euro 9,57.*